

April 25, 2012

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re: Progress Software Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 23, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.**
> **File No. 033-41752**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement that "the Company has been unwilling to engage with Starboard participants to commence discussions regarding a constructive solution to the pending proxy contest." Your definitive proxy statement filed on April 23, 2012 indicates that Starboard met with Mr. Bhatt on March 7, 2012 to discuss Board composition, with no further indication of an unwillingness to engage the Starboard participants. You should provide factual support for your descriptions regarding the actions, beliefs, conversations or statements of others. Alternatively, please characterize these assertions as your belief or opinion, and ensure that your belief or opinion has a reasonable basis.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via-Email
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP